SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               IAC/INTERACTIVECORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   DELAWARE                                   59-2712887
    (STATE OF INCORPORATION OR ORGANIZATION)                (IRS EMPLOYER
                                                        IDENTIFICATION NUMBER)

            152 WEST 57TH STREET
          NEW YORK, NEW YORK 10019                               10019
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: / /

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: /X/

        SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS
                          FORM RELATES: 333-124303

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                              (TITLE OF EACH CLASS)

                                                NAME OF EACH EXCHANGE ON WHICH
   TITLE OF EACH CLASS TO BE SO REGISTERED      EACH CLASS IS TO BE REGISTERED
   ---------------------------------------      ------------------------------

         COMMON STOCK, PAR VALUE $0.001           THE NASDAQ NATIONAL MARKET
  WARRANTS TO PURCHASE ONE HALF OF ONE SHARE      THE NASDAQ NATIONAL MARKET
       OF COMMON STOCK, PAR VALUE $0.001

    WARRANTS TO PURCHASE 0.969375 SHARES OF       THE NASDAQ NATIONAL MARKET
         COMMON STOCK, PAR VALUE $0.001

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          IAC/InterActiveCorp, a Delaware corporation ("IAC"), filed registration statements on Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, (1) on January 22, 2003 relating to the issuance of shares of common stock, par value $0.01 per share, of IAC ("IAC common stock"), (2) on February 1, 2002, relating to the issuance of warrants to purchase one share of common stock (the "IACIW Warrants") and (3) on August 6, 2003, relating to the issuance of warrants to purchase 1.93875 shares of IAC common stock (the "IACIZ Warrants"). In connection with the spin-off (the "Spin-Off") of Expedia, Inc. from IAC, IAC effectuated a one-for-two reverse stock split and reclassified its shares of common stock and Class B common stock, changing the per share par value of IAC common stock and Class B common stock from $0.01 to $0.001. This Form 8-A/A amends and restates the registration statements listed above, each in its entirety, to describe the IAC common stock, IACIW Warrants and IACIZ Warrants following the completion of the Spin-Off.

          IAC COMMON STOCK

          In general, the holders of IAC common stock will vote together as a single class with the holders of IAC Class B common stock and IAC Series B preferred stock on all matters, including the election of directors; provided, however, that the holders of IAC common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of IAC common stock entitles the holder to one vote when voting separately as a class, and one vote when voting together as a single group with the holders of IAC Class B common stock and IAC Series B preferred stock. The IAC certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of IAC preferred stock created by the IAC Board of Directors from time to time, the holders of IAC common stock will be entitled, share for share with the holders of the Class B common stock, to such dividends as may be declared from time to time by the IAC Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of the Class B common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

         Pursuant to an Amended and Restated Governance Agreement, dated August 9, 2005, by and among IAC, Liberty Media Corporation ("Liberty") and Barry Diller, Liberty has a preemptive right to maintain its percentage equity interest in IAC in the event IAC issues or proposes to issue additional common shares. This preemptive right generally provides that Liberty may elect to purchase a number of IAC shares so that its percentage equity interest in IAC immediately after an IAC issuance of shares would be the same as immediately before such issuance (but not in excess of 20.01%). The purchase price for IAC shares pursuant to a preemptive right election is generally based upon the fair market value (as defined in the Amended and Restated Governance Agreement) of the IAC shares purchased.

          IAC CLASS B COMMON STOCK

          In general, the holders of Class B common stock will vote together as a single class with the holders of IAC common stock and IAC Series B preferred stock on all matters, including the election of directors. The holders of IAC Class B common stock are entitled to one vote when voting separately as a class, and ten votes when voting together as a single group with the holders of IAC common stock and IAC Series B preferred stock. The IAC certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of IAC preferred stock created by the IAC Board of Directors from time to time, the holders of IAC Class B common stock will be entitled, share for share with the holders of the IAC common stock, to such dividends as may be declared from time to time by the IAC Board of Directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of the IAC common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

          IAC PREFERRED STOCK

          IAC's Board of Directors has the authority to designate, by resolution, the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over shares of IAC common stock and shares of IAC Class B common stock with respect to dividend or liquidation rights or both.

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          IAC has outstanding approximately 850 shares of IAC preferred stock, par value $0.01 per share, "Series B Cumulative Convertible Preferred Stock," each having a $27.77 face value and a maturity date of 2022. Each share of IAC Series B preferred stock is convertible, at the option of the holder at any time, into that number of shares of IAC common stock equal to the quotient obtained by dividing $27.77 by the conversion price per share of IAC common stock. The conversion price is initially equal to $37.48 per share of IAC common stock and is subject to downward adjustment if the price of IAC common stock exceeds $38.98 at the time of conversion pursuant to a formula set forth in the certificate of designation for the IAC Series B preferred stock. Shares of IAC Series B preferred stock may be put to IAC on the fifth, seventh, tenth and fifteenth anniversary of February 4, 2002 for cash or stock at IAC's option. IAC also has the right to redeem the shares of IAC Series B preferred stock for cash or stock commencing on the tenth anniversary of February 4, 2002. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of IAC, holders of IAC Series B preferred stock will be entitled to receive, in preference to any holder of IAC common stock or IAC Class B common stock, an amount per share equal to all accrued and unpaid dividends plus the greater of
(a) face value, or (b) the liquidating distribution that would be received had such holder converted the IAC Series B preferred stock into IAC common stock immediately prior to the liquidation, dissolution or winding-up of IAC.

          ANTI-TAKEOVER PROVISIONS IN IAC'S BYLAWS

          IAC's bylaws contain provisions that could delay or make more difficult the acquisition of IAC by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. In addition, IAC's bylaws provide that, subject to the rights of holders of IAC preferred stock, only IAC's Chairman of the Board of Directors or a majority of IAC's Board of Directors may call a special meeting of stockholders.

          EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

          IAC is subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving IAC and the interested stockholder and a sale of more than 10% of IAC's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. The IAC Board of Directors has previously approved for purposes of Section 203 certain transactions among Barry Diller and Liberty and their respective affiliates and associates and IAC, which transactions may have resulted in Mr. Diller and/or Liberty becoming an "interested shareholder" of IAC. Other than with respect to the foregoing, IAC has not "opted out" of the provisions of Section 203.

          ACTION BY WRITTEN CONSENT

          Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. IAC's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who currently controls a majority of the outstanding total voting power of IAC, will be able to take any action to be taken by stockholders without the necessity of holding a stockholders meeting (other than with respect to the election by the holders of shares of IAC common stock of 25% of the members of IAC's Board of Directors and certain matters as to which a separate class vote of the holders of shares of IAC common stock or IAC Series B preferred stock is required).

          TRANSFER AGENT

          The transfer agent for the shares of IAC common stock following the spin-off will be The Bank of New York.

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

          IACIW WARRANTS

          IACIW Warrants have been issued under a warrant agreement between IAC and The Bank of New York, as warrant agent.

          Each IACIW Warrant entitles its holder to purchase one half of one share of IAC common stock at an exercise price equal to $19.49 per warrant. The exercise price must be paid in cash. Each IACIW Warrant may be exercised on any business day on or prior to February 4, 2009. Any IACIW Warrant not exercised before that date will become void, and all rights of the holder of the IACIW Warrant will cease. Holders of IACIW Warrants will not be entitled, by virtue of being such holders, to any rights of holders of IAC common stock until they exercise their warrants. The IACIW Warrants are not subject to redemption.

          The number of shares of IAC common stock issuable upon exercise of the IACIW Warrants and the exercise price of the IACIW Warrants will be subject to adjustment from time to time upon the occurrence of any of the following events: any stock split; any stock consolidation, combination or subdivision; any stock dividend or other distribution; and any repurchase, reclassification, recapitalization or reorganization and certain distributions of rights, warrants or evidences of indebtedness or assets.

          IAC will not issue fractional shares of IAC common stock upon exercise of an IACIW Warrant. Instead of issuing a fractional share of IAC common stock which would otherwise be deliverable upon the exercise of an IACIW Warrant, IAC will pay the holder of such IACIW Warrant an amount in cash based on the closing price of IAC common stock as of the exercise date of the IACIW Warrant.

          IAC will keep in reserve at all times before the expiration date of the IACIW Warrants sufficient authorized but unissued shares of IAC common stock for issuance in the event of exercises by the holders of IACIW Warrants.

          In addition, the IACIW Warrants and any shares of IAC common stock issued upon exercise of the IACIW Warrants have been registered under the Securities Act of 1933, as amended.

          STOCKHOLDER IACIZ WARRANTS

          Certain IACIZ Warrants (the "Stockholder IACIZ Warrants") have been issued under a stockholder equity warrant agreement between IAC and Mellon Investor Services LLC, as warrant agent.

          Each Stockholder IACIZ Warrant entitles its holder to purchase
0.969375 shares of IAC common stock at an exercise price equal to $14.44.

          The exercise price must be paid in cash. Each Stockholder IACIZ Warrant may be exercised on any business day on or prior to February 4, 2009. Any Stockholder IACIZ Warrant not exercised before that date will become void, and all rights of the holder of the Stockholder IACIZ Warrant will cease. Holders of Stockholder IACIZ Warrants will not be entitled, by virtue of being such holders, to any rights of holders of IAC common stock until they exercise their warrants. The Stockholder IACIZ Warrants are not subject to redemption.

          The number of shares of IAC common stock issuable upon exercise of the Stockholder IACIZ Warrants and the exercise price of the Stockholder IACIZ Warrants will be subject to adjustment from time to time upon the occurrence of any of the following events: any stock split; any stock consolidation, combination or subdivision; any stock dividend or other distribution; and any repurchase, reclassification, recapitalization or reorganization; and certain distributions of rights, warrants or evidences of indebtedness or assets.

          IAC will not issue fractional shares of IAC common stock upon exercise of a Stockholder IACIZ Warrant. Instead of issuing a fractional share of IAC common stock which would otherwise be deliverable upon the exercise of a Stockholder IACIZ Warrant, IAC will pay


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

the holder of such Stockholder IACIZ Warrant an amount in cash based on the closing price of IAC common stock as of the exercise date of the Stockholder IACIZ Warrant.

          IAC will keep in reserve at all times before the expiration date of the Stockholder IACIZ Warrants sufficient authorized but unissued shares of IAC common stock for issuance in the event of exercises by the holders of Stockholder IACIZ Warrants. In addition, the Stockholder IACIZ Warrants and any shares of IAC common stock issued upon exercise of the Stockholder IACIZ Warrants have been registered under the Securities Act of 1933, as amended.

          EMPLOYEE IACIZ WARRANTS

          Certain IACIZ Warrants (the "Employee IACIZ Warrants") have been issued under an optionholder equity warrant agreement between IAC and Mellon Investor Services LLC, as warrant agent. Except with respect to vesting (including transferability prior to vesting), as described below, and applicable withholding taxes, the Employee IACIZ Warrants are identical in all material respects to the Stockholder IACIZ Warrants described above.

          The Employee IACIZ Warrants will be subject to the same vesting schedule as the stock options in respect of which such Employee IACIZ Warrants were issued. The Employee IACIZ Warrants will be forfeited and will never become exercisable or transferable if a stock option related to the Employee IACIZ Warrant never vests. The Employee IACIZ Warrants will not be subject to redemption.

          IAC will keep in reserve at all times before the expiration date of the Employee IACIZ Warrants sufficient authorized but unissued shares of IAC common stock for issuance in the event of exercises by the holders of vested Employee IACIZ Warrants. In addition, the Employee IACIZ Warrants and any shares of IAC common stock issued upon exercise of the Employee IACIZ Warrants have been registered under the Securities Act of 1933, as amended.

ITEM 2. EXHIBITS

3.1       Restated Certificate of Incorporation of IAC/InterActiveCorp

3.2       Series B Cumulative Convertible Preferred Stock Certificate of
          Designation

3.3 Amended and Restated Bylaws of IAC/InterActiveCorp (incorporated by reference to Exhibit 3.1 to the IAC/InterActiveCorp's Current Report on Form 8-K, filed on September 20, 2002)

4.1 Equity Warrant Agreement, dated as of February 4, 2002, between USA Networks, Inc. and The Bank of New York, as equity warrant agent (incorporated by reference as Exhibit 4.8 to the Registrant's Annual Report on Form 10-K for fiscal year ended December 31, 2001).

4.2 Forms of Equity Warrant Agreement and Optionholder Equity Warrant Agreement, in each case, between InterActiveCorp and Mellon Investor Services LLC, as equity warrant agent (incorporated by reference as Exhibits 4.2 and 4.4 to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-4 (SEC File No. 333-104973), filed on August 6, 2003).

10.1      Amended and Restated Governance Agreement, by and among
          IAC/InterActiveCorp, Liberty Media Corporation and Barry Diller, dated August 9, 2005

10.2 Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation and Barry Diller, dated August 9, 2005


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                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

          Dated: August 12, 2005

                               IAC/INTERACTIVECORP


                               By: /S/ Gregory R. Blatt
                                   --------------------------------
                                   Name:   Gregory R. Blatt
                                   Title:  Executive Vice President


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